Exhibit 99.1

OKYO Pharma Achieves 90% Enrollment in 240-Patient Phase 2 Clinical Trial of OK-101 to treat Dry Eye Disease (“DED”)

●	Full enrollment anticipated by first week of September
●	OKYO on schedule to release top-line data before end of 2023
●	Phase 2 trial is designed as potential registration trial with pre-specified primary efficacy endpoints covering both a sign and symptom of DED

London and New York, NY, August 30, 2023 — OKYO Pharma Limited (NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat DED to address the significant unmet need in this multi-billion-dollar market, is pleased to announce that it has enrolled and randomized 90% of the patients in its 240-patient Phase 2 multi-center, double-masked, placebo-controlled clinical trial of topical ocular OK-101 to treat DED.

“We are very pleased at the rapid pace of enrollment we are seeing in our ongoing Phase 2 trial of our flagship drug OK-101 to treat patients with DED. This trial began in May of this year, with the first patient being randomized in June into one of the three cohorts. Having enrolled 90% of the patients in this trial is an important milestone for OKYO Pharma,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “We presently have 216 patients enrolled in the trial and are anticipating completing full enrollment by the first week in September. Moreover, the pace at which we are enrolling patients has been encouraging in moving us toward our planned release of top-line data by end of 4Q 2023.”

“The Phase 2 clinical trial is a crucial step in the development of OK-101, evaluating its safety, efficacy, and tolerability in a larger patient population. We sincerely appreciate the clinicians and staff that are contributing to the conduct of this trial and are extremely grateful to the patients that have chosen to participate,” said Raj Patil, Ph.D., CSO of OKYO Pharma. “The Company remains laser focused on completing the trial, which is managed by our clinical development partner Ora Inc. a world leader in dry eye clinical research, and is committed to establishing the potential of this drug to treat the many millions of people currently suffering from DED.”

Dry eye disease is a common condition that occurs when one’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the United States alone and has been difficult to positively diagnose and treat due to the multifactorial nature of the condition. A number of contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction. Tear film instability typically leads to inflammation and damage to the ocular surface and pain.

About the Phase 2 Trial Design

This phase 2, multi-center, randomized, double–blinded, placebo-controlled study is designed to enroll approximately 240 subjects with DED who are being randomly divided into 3 cohorts of 80 patients. Participants are being selected based on specific inclusion and exclusion criteria. The three cohorts include one cohort treated with placebo, a second cohort treated with 0.05% OK-101, and the third cohort receiving 0.1% OK-101. The drug and placebo, respectively, are being administered in both eyes twice daily for 12 weeks. The duration of a patient’s treatment is approximately 14 weeks, including a 2-week run-in period, to address the placebo effect, which is common for trials involving a pain component, followed by 12 weeks of treatment. The protocol for the study includes two prespecified primary endpoints and a number of secondary endpoints. Further details regarding the specifics of the trial are posted on the clinicaltrials.gov public website (clinicaltrials.gov Identifier: NCT05759208 or https://clinicaltrials.gov/ct2/results?term=Okyo&cond=Dry+Eye+Syndromes).

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 is currently in a Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is an ophthalmology-focused biopharmaceutical company with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and ocular pain. OKYO presently has a 240-patient phase 2 trial of OK-101 underway to treat patients with DED, and also has plans underway for the opening a 40-patient trial of OK-101 to treat neuropathic corneal pain in patients with this debilitating condition.For further information, please visit www.okyopharma.com.

About Ora, Inc.

Ora is a world-leading full-service ophthalmic drug and device development firm with offices in the United States, United Kingdom, Australia and Asia. For over 40 years, the company has helped clients earn more than 50 product approvals. Ora’s pre-clinical and clinical models, unique methodologies, and global regulatory strategies have been refined and proven across thousands of global projects. The company brings together the world’s most extensive and experienced team of ophthalmic experts, R&D professionals, and management executives to maximize the value of new product initiatives. For more information, please visit www.oraclinical.com, like us on Facebook, and follow us on LinkedIn.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com.

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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